Exhibit 99.1

ASX ANNOUNCEMENT

29 January 2019

GTG receives Nasdaq deficiency notice

Melbourne, Australia; 29 January 2019: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has announced that it has received a letter from the Nasdaq Stock Market dated 23 January 2019 and received by the Company on 24 January 2019 notifying that for 30 consecutive business days the bid price for the Company’s ordinary shares has closed below the minimum $US1.00 per share requirement for continued inclusion under Nasdaq Marketplace Listing Rules (the “Rules”).

The letter stated that in accordance with the Rule the Company has 180 calendar days, or until 22 July 2019, to regain compliance. To regain compliance with the minimum bid price requirement, GTG’s ordinary shares must meet or exceed the $US1.00 share price for 10 consecutive business days.

This deficiency notice does not immediately affect GTG’s Nasdaq listing.

If the Company does not regain compliance with the Rule by 22 July 2019,  Nasdaq will determine whether the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement. If it meets the initial listing criteria, Nasdaq will notify the Company that it has been granted an additional 180 calendar days compliance period. If the Company is not eligible for an additional compliance period, Nasdaq will provide written confirmation that the Company’s securities will be delisted from The Nasdaq Capital Market.

The relevant Listing Rules are:-

•                  5550(a)(2) — bid price

•                  5810(c)(3)(A) — compliance period

•                  5810(b) — public disclosure

•                  5505 — Capital Market criteria

These Rules only apply to the Company’s shares trading on The Nasdaq Capital Market and not the Company’s shares trading on the Australian Securities Exchange, the Company’s home exchange.

FOR FURTHER INFORMATION PLEASE CONTACT

Paul Viney	Jason Wong (USA)
COO, CFO and Company Secretary	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.  For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 Fax +61 3 8412 7040